Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

August 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Lilyanna Peyser

Re:	Galaxy Payroll Group Ltd

Amendment No. 4 to Registration Statement on Form F-1

Filed June 15, 2023

File No. 333-269043

Dear Mr. Fetterolf and Ms. Peyser,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated July 7, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No. 4 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 4 to Registration Statement on Form F-1 filed June 15, 2023

Cover Page

1.	We note your response to comment 2, as well as your revised disclosure that, “[a]fter discussion with our PRC Legal Advisor about the PRC laws and regulations regarding the filing requirements, as of the date of this prospectus, without relying on any opinions of counsel, we do not believe that we are required to obtain the approval from or complete the filing with the CSRC pursuant to the Trial Administrative Measures for this offering . . . .” As you are not “relying on any opinions of counsel” with respect to your conclusions regarding the Trial Administrative Measures, please delete the reference to having discussions with counsel regarding such matters and state why you did not obtain an opinion from counsel regarding such matters.

Response: The Company has revised its disclosure on the cover page, pages 10, 33, and 34 of the Amendment No. 5 to the Registration Statement on Form F-1 (“F-1/A No.5”).

2.	We note your disclosure that you “submitted an application for communication with the CSRC on May 29, 2023 . . . .” Please revise to elaborate upon the substance and purpose of the application, including whether you requested that the CSRC reply to you or inform you that you must comply with the filing requirements and what you will do if you receive no response.

Response: As previously disclosed, and we reiterate here “as the Trial Administrative Measures were recently issued, there remains uncertainty as to how it will be interpreted or implemented. The mainland China regulatory authorities may hold different opinions under the principle of ’substance over form’ adopted by the Trial Administrative Measures regarding the determination of an ‘indirect overseas offering and listing by PRC domestic companies’, over which the CSRC may have substantial discretions”... Further, the Company has revised the disclosure on pages 10 and 34 of the F-1/A No.5 to address the second prong of the Staff’s comment.

Prospectus Summary, page 1

3.	On page 11 you state that “except for such PRC regulatory approvals as required for the operation of business of our PRC subsidiary and under the Trial Administrative Measures, we and our PRC subsidiary have not received or were denied such permissions or approvals by the PRC authorities.” Please revise to clarify the meaning of this statement, and reconcile it with your disclosure that your “PRC subsidiary has obtained all requisite PRC licenses, permits and approvals necessary for its operation of business.” In addition, state whether you and your PRC subsidiary have obtained, other than with respect to your discussion of the Trial Administrative Measures, all requisite PRC licenses, permits and approvals necessary to offer the securities being registered to foreign investors, and identify such permissions and approvals.

Response: In response to the staff’s comment, the Company has revised its disclosure on pages 11 and 32 of the F-1/A No.5 accordingly.

Risk Factors

“Upon the effectiveness of the Trial Administrative Measures, we may be subject to . . . “, page 33

4.	We note your disclosure that “we cannot assure you that we are able to complete the filing requirements on time.” Revise to elaborate upon the applicable timelines or deadlines related to such risk. Additionally, where you disclose that “[u]pon the effectiveness of the Trial Administrative Measures, we may be subject to the filing requirements . . . ,” update to disclose that the Trial Administrative Measures “took effect on March 31, 2023,” as you do in this risk factor. Make conforming changes as applicable throughout your prospectus.

Response: In response to the staff’s comment, the Company has revised its disclosure on cover page and pages 8, 10, 33, 34 and 120 of the F-1/A No.5 accordingly.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.